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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70469

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/22__ AND ENDING __12/31/22__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Greenbird Capital LLC__

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__155 Knickerbocker Ave, Suite 3__

(No. and Street)

Bohemia	NY	11716
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon	516-490-8400	jnixon@goldcrestcpa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__RUBIO CPA, PC__

(Name – if individual, state last, first, and middle name)

3500 Lenox Rd., Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)
05/05/2009		3514	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nikolas Costello _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Greenbird Capital LLC _____, as of December 31 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Mary r... ...alano
Notary Public, State of New York
Qualified in Suffolk County
Commission No. 01CA6361483
My Commission Expires July 10, 2025

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GREENBIRD CAPITAL LLC

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC
ACCOUNTING FIRM

DECEMBER 31, 2022

Greenbird Capital LLC
Financial Statements
December 31, 2022

CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Greenbird Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Greenbird Capital LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

April 4, 2023
Atlanta, Georgia

Rubio CPA, PC

Greenbird Capital LLC
Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$	16,284
Commissions Receivable - Related Party		182,166
Deposit With Clearing Firm		50,000
Prepaid Expenses		32,995
Right of Use Asset		30,523
Property and Equipment; Net of Accumulated Depreciation of $7,697		10,720
Deposits and Other		7,422
Total Assets	$	330,110

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Due to Clearing Firm	$	40,248
Lease Liability		30,523
Commissions Payable		29,121
Accounts Payable and Accrued Expenses		10,439
Total Liabilities		110,331
Member's Equity		219,779
Total Liabilities and Member's Equity	$	330,110

The accompanying notes are an integral part of these financial statements.

Greenbird Capital LLC
Statement of Operations
Year Ended December 31, 2022

Revenues

Private Placements	$	719,646
Commissions		97,292
Interest		4,952
Total Revenues		821,890

Expenses

Commissions, Compensation and Benefits	260,626
Other	122,617
Clearing Costs	70,339
Occupancy and Equipment	50,278
Technology and Communications	27,179
Total Expenses	531,039

Net Income	$	290,851

The accompanying notes are an integral part of these financial statements.

Greenbird Capital LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2022

Balance - January 1, 2022	$	259,642
Distributions		(330,714)
Net Income		290,851
Balance - December 31, 2022	$	219,779

Greenbird Capital LLC
Statement of Cash Flows
Year Ended December 31, 2022

Cash Flows From Operating Activities:		
Net Income	$	290,851
Items Which do not Impact Cash:		
Depreciation		4,099
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Changes in Assets and Liabilities		
Commissions Receivable - Related Party		(35,990)
Right of Use Asset		43,538
Due from Clearing Firm		14,143
Prepaid Expenses		(486)
Deposits and Other		(22)
Accounts Payable and Accrued Expenses		(236)
Commissions Payable		(7,841)
Lease Liability		(43,538)
Due to Clearing Firm		40,248
Net Cash Provided by Operating Activities		304,766
Cash Flows From Financing Activities:		
Distributions		(330,714)
Cash Flows Used in Financing Activities		(330,714)
Net Decrease in Cash		(25,948)
Cash - Beginning of Year		42,232
Cash - End of Year	$	16,284

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Greenbird Capital LLC (the "Company") is wholly owned by Greenbird Holdings LLC (the "Member"). The Company is a registered broker dealer organized under the laws of the state of New York on October 25, 2019. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority ("FINRA") and the securities commissions of appropriate states. As a limited liability company, the Member's liability is limited to its investment.

The Company engages as a broker or dealer in retailing of corporate equity securities, corporate debt securities, mutual funds, structured notes and options trading. The Company additionally engages in the private placement of securities.

Cash: The Company maintains its cash balances in a high credit quality financial institution. The balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The income or losses of the Company flow through to and are taxable to the individual owners of the Member. Therefore, no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Revenue from contracts with customers includes commission income and fees from private placement services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued):
believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company recognizes fees from private placements upon the sale of each interest in an offering as this satisfies the only performance obligation identified by the Company.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $15,597 which was $10,276 above its required net capital of $5,321 and its ratio of aggregate indebtedness to net capital was 5.12 to 1.00

NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

NOTE D - DUE TO AND DEPOSIT WITH CLEARING FIRM

The Company clears all proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed clearing agreement requires a deposit with the clearing firm. Provided the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the deposit following termination of the fully disclosed clearing agreement.

The payable to the Company's clearing firm arises from clearing costs in excess of commissions earned.

NOTE E - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2022.

NOTE F - LEASES

The Company leases office space under a non-cancelable operating lease expiring in August 2023. The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and/or when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the Company was not readily determinable and accordingly, the Company used an incremental borrowing rate of 5% based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments). Lease costs for lease payments are recognized on a straight-line basis over the lease term.

Maturity of the lease liability under the non-cancelable operating lease is as follows:

Year Ending December 31,	
2023	$31,098
Total undiscounted lease payments	$31,098
Less imputed interest	(575)
Total lease liability	$30,523

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with this lease for the year ended December 31, 2022, was $46,179.

NOTE G - RELATED PARTY TRANSACTIONS

The Company earned all private placement revenues from its sale of interests in a fund in which the manager of the fund is wholly owned by the owners of the Company's Member. The commissions receivable from the related party at December 31, 2022, of approximately $182,166 arose from the Company's sale of such interests.

At times, the Member pays operating expenses on behalf of the Company for which the Member subsequently seeks reimbursement. There are no amounts due at December 31, 2022, arising from the Member's payment of such expenses.

Financial position and results of operations could differ from the amounts in the accompanying financials statements if these transactions with related parties did not exist.

GREENBIRD CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE H – CONCENTRATIONS

All of the Company's private placement revenue was earned from the sale of interests in one fund.

SUPPLEMENTAL INFORMATION

Greenbird Capital LLC
Schedule I
Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission

December 31, 2022

Member's Equity	$	219,779
Non-allowable Assets		
Commissions Receivable - Related Party, Net		153,045
Prepaid Expenses		32,995
Property and Equipment, Net		10,720
Deposits and Other		7,422
Total Non-Allowable Assets		204,182
Net Capital		15,597
Minimum Net Capital Requirement - the greater of $5,000		
or 6-2/3% of aggregate indebtness		5,321
Excess Net Capital	$	10,276
Total Aggregrate Indebtedness	$	79,808
Ratio of Aggregate Indebtedness to Net Capital		5.12 to 1.00

Reconciliation with the Company's Computation included
in Part IIA of Form X-17-A-5 as of December 31,2022:

    There is no significant difference between the above
    computation of net capital and the corresponding computation
    reported in the Part IIA Form X-17A-5 as of December 31, 2022

Greenbird Capital LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934,
pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934,
pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Greenbird Capital LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Greenbird Capital LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Greenbird Capital LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Greenbird Capital LLC stated that Greenbird Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Greenbird Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Greenbird Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

April 4, 2023
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

GREENBIRD CAPITAL LLC'S EXEMPTION REPORT

.

Greenbird Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

The Company met the identified exemption provisions throughout the period from January 1, 2022 to December 31, 2022, without exception.

Nikolas Costello, Founder
March 17, 2023